UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

February, 2014

PETROBRAS ARGENTINA S.A.

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, 22 S.S. Floor

(C1084ABA)  Buenos Aires

Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____ No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ____ No    X

PETROBRAS ARGENTINA S.A.

Fourth Quarter 2013 Results

Buenos Aires, February 12, 2014 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the fourth quarter ended December 31, 2013.

Petrobras Argentina’s net income for 2013 fourth quarter was a P$102 million gain. Petrobras Argentina’s net income for 2012 fourth quarter was a P$4 million gain.

Net income for 2013 quarter is attributable to operating income of P$151 million and positive financial income (expense) of P$55 million, partially offset by income tax charge of P$93 million and minority interest charge of P$11 million.

Petrobras Argentina’s net income in 2013 was a P$779 million gain. Net income in 2012 was a P$618 million gain.

Income Statement

Sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

* In 2013 quarter net sales increased P$440 million to P$2,173 million.

Oil sales increased 23% to P$1,762 million in 2013 quarter, mainly as a result of an improvement in average sales prices, partially offset by a decline in sales volumes as a result of a lower production derived from the natural decline of mature fields.

Gas sales increased P$104 million to P$384 million in 2013 quarter basically due to the rise in average sales prices, partially offset by a decline in sales volumes as a result of a lower production derived from the natural decline of mature fields.

* Gross profit increased P$248 million to P$697 million in 2013 quarter. The improvement in 2013 quarter is basically attributable to the 35% rise in average sales prices, partially offset by an 8% decline in sales volumes and an increase in the lifting cost. Gross margin on sales was 32% and 26% in 2013 and 2012 quarters, respectively.

Liquid Hydrocarbon and Natural Gas Reserves

As of December 31, 2013, Petrobras Argentina’s liquid hydrocarbon and natural gas proved reserves totaled 205 million boe (82.3 million barrels of oil and 736.8 billion cubic feet of gas).

As of December 31, 2013, total oil proved reserves (including crude oil, condensate and NGL) and total natural gas proved reserves of Petrobras Argentina were equal to 6 years of production, measured according to 2013 oil and gas production levels.

Liquid hydrocarbon and natural gas accounted for 40% and 60%, respectively, of total proved reserves. In addition, 86% of total proved reserves are located in Argentina.

Refining and Distribution

* Sales in the Refining business unit rose P$529 million to P$2,305 million in 2013 quarter, mainly due to the recovery of refined products, partially offset by lower oil sales volumes.

Sales volumes of refined products totaled 523.2 thousand cubic meters in 2013 quarter and 515.9 thousand cubic meters in 2012 quarter.

* Gross profit rose P$94 million to P$201 million in 2013 quarter, with margins on sales of 8.7% and 6% in 2013 and 2012 quarters, respectively.

Petrochemicals

* Net sales rose P$272 million to P$1,011 million in 2013 quarter, mainly due to the improvement in sales prices.

Styrenic products sales revenues increased P$202 million to P$690 million in 2013 quarter, mainly as a result of a 35% improvement in average sales prices and, to a lesser extent, a 6% rise in sales volumes.

* Gross profit totaled P$192 million in 2013 quarter and P$69 million in 2012 quarter, and gross margin on sales increased to 19% in 2013 quarter from 9.3% in 2012 quarter.

Gas and Energy

Marketing and Transportation of Gas

* Sales revenues increased P$166 million to P$563 million in 2013 quarter, mainly as a result of the improvement in sales prices.

Revenues from liquid fuel sales rose P$24 million to P$74 million in 2013 quarter, as a consequence of the increase in sales prices, partially offset by a decline in sales volumes.

Revenues from gas sales increased P$144 million to P$479 million in 2013 quarter, basically due to an improvement in average sales prices, partially offset by a decline in sales volumes to 261 million cubic feet per day in 2013 quarter from 267 million cubic feet per day in 2012 quarter.

* Gross profit rose P$13 million in 2013 quarter to P$102 million and gross margin on sales was 18% and 22% in 2013 and 2012 quarters, respectively.

Electricity

* In 2013 quarter net sales for electricity generation decreased P$117 million to P$270 million, mainly as a consequence of regulatory changes in the Wholesale Electricity Market, retroactive to February 2013.

Sales volumes attributable to Genelba, Pichi Picún Leufú, Genelba Plus and Ecoenergía power plants totaled 1,079, 256, 311 and 22 GWh in 2013 quarter and 1,312, 199, 341 and 12 GWh in 2012 quarter, respectively.

* Gross profit totaled P$77 million in 2013 quarter and P$61 million in 2012 quarter, and gross margin on sales increased to 29% in 2013 quarter from 16% in 2012 quarter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 12, 2014

PETROBRAS ARGENTINA S.A.

Date: 02/12/2014

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney